Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

VIA EDGAR CORRESPONDENCE

March 15, 2021

Samantha Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	ARK ETF Trust (“Registrant”), SEC File Nos. 333-191019 and 811-22883

Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Ms. Brutlag:

We are writing in response to comments that you provided with respect to a new series of the Registrant, the ARK Space Exploration ETF (the “Fund”). The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. For your convenience, we have set out below the staff (“Staff”) of the Securities and Exchange Commission’s (“SEC”) comments along with the Registrant’s responses.

Prospectus

1.           Comment: Please provide the Fund’s fee table and expense example at least one week before the filing goes effective.

Response: The Fund’s fee table and expense example will be as follows:

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(a)(b)	0.00%
Total Annual Fund Operating Expenses(b)	0.75%

(a)	Pursuant to a Supervision Agreement, ARK Investment Management LLC (“ARK” or “Adviser”) pays all other expenses of the Fund (other than acquired fund fees and expenses (except where attributable to management fees of affiliated underlying exchange-traded funds (“ETFs”) in which the Fund invests), taxes and governmental fees, brokerage fees, commissions and other transaction expenses, certain foreign custodial fees and expenses, costs of borrowing money, including interest expenses, and extraordinary expenses (such as litigation and indemnification expenses)).

(b)	Other Expenses and Total Annual Fund Operating Expenses are based on estimated expenses for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Year	Expenses
1	$77
3	$240

2.          Comment: For purposes of “Space Exploration” in the Fund’s name, please explain and disclose how the ARK Investment Management LLC (the “Adviser”) determines that a company “leading, enabling, or benefitting from technologically enabled products and/or services that occur beyond the surface of the Earth” meets the Fund’s 80% policy. For example, does the Adviser look to whether a company derives more than 50% of its profits or revenues from, or devote a significant amount of its resources to, products or services related to space exploration?

Response: The following disclosure has been added:

“A company is deemed to be engaged in the theme of space exploration if (i) it derives a significant portion of tis revenue or market value from the theme of space exploration, or (ii) it has stated its primary business to be in products and services focused on the theme of space exploration.”

3.           Comment: Please provide the general definition of “suborbital space,” and explain whether the Prospectus’ use of that term conforms to the general definition.

Response: “Suborbital space” refers to the space in which “Suborbital Aerospace Companies” operate. Suborbital Aerospace Companies are companies that launch, make, service or operate aircrafts that do not achieve an altitude and/or velocity to remain in orbit around a planet. The Prospectus’ use of the term “suborbital space” conforms to this definition.

4.           Comment: Please clarify what is meant by the following disclosure: “Space exploration is possible due to the convergence of a number of themes, and a Space Exploration Company may not currently derive any revenue, and there is no assurance that such company will derive any revenue from innovative technologies in the future.”

Response: We respectfully acknowledge your comment. We have revised the disclosure as follows to clarify that space exploration is possible due to companies in the orbital aerospace, suborbital aerospace, enabling technologies and aerospace beneficiary categories: “Space exploration is possible due to the convergence of a number of categories, as discussed in the four overarching categories above, and a Space Exploration Company may not currently derive any revenue, and there is no assurance that such company will derive any revenue from innovative technologies in the future.”

5.          Comment: The Staff notes that the “Principal Investment Strategies” section discusses environmental, social, and governance (“ESG”) considerations. Please include additional disclosure on what the Fund means by ESG considerations.

Response: The disclosure has been revised as follows: “[T]he Adviser uses the framework of the United Nations Sustainable Development Goals (“UN Goals”) to integrate ESG considerations into its research and investment process. The UN Goals are a collection of 17 interlinked goals designed to provide a shared blueprint for countries to, among other objectives, end extreme poverty and hunger, fight inequality and injustice, and tackle climate change. The Adviser, however, does not use ESG considerations to limit, restrict or otherwise exclude companies or sectors from the Fund’s investment universe.” [Emphasis added.]

6.           Comment: Please clarify whether the Adviser uses the UN Goals or another framework, such as a proprietary bottom up approach, in its ESG integration approach. Please also clarify whether the Adviser uses ESG considerations also in its “bottom up” approach.

Response: We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate. We note that the disclosure currently states “[i]n both the Adviser’s “top down” and “bottom up” approaches, the Adviser evaluates environmental, social, and governance (“ESG”) considerations” and that “[i]n its “top down” approach, the Adviser uses the framework of the United Nations Sustainable Development Goals to integrate ESG considerations into its research and investment process.” The Adviser does not use the UN Goals in its “bottom up” approach. Therefore, no changes have been made in response to this comment.

7.           Comment: Please reorder the list of principal risks in the “Principal Risk” section to disclose the top 3-5 risks most likely to impact the Fund’s net asset value and total return first.

Response: The disclosure will be revised accordingly.

8.           Comment: The Fund currently discloses “Technology Sector Risk” as a principal risk. Please consider whether the disclosure of this risk is necessary, or whether it may be combined with “Information Technology Sector Risk,” which is also disclosed as a principal risk of the Fund.

Response: The Fund has combined “Information Technology Sector Risk” with “Technology Sector Risk.”

9.          Comment: The “Investment Policies and Risks – General” section of the Statement of Additional Information (“SAI”) states that the Adviser “scores potential investments for the Fund against six key metrics, which include ESG considerations.” Please enumerate these six key metrics in disclosure in the “Additional Information About the Fund’s Investment Strategies and Risks – Principal Investment Strategies” section of the Prospectus.

Response: We respectfully acknowledge your comment. We have revised the disclosure to state that “[t]he Adviser then scores potential investments for the Fund against certain metrics, which include ESG considerations.”

10.         Comment: The Staff notes that Fundamental Investment Restriction 7 in the “Investment Restrictions” section of the SAI is currently in brackets. Please supplementally confirm whether this investment restriction will change and, if so, please provide the Staff with the revised investment restriction prior to the effective date of the registration statement.

Response: We have revised Fundamental Investment Restriction 7 as follows:

Under these restrictions, except as noted below, the Fund may not:

7. Purchase any security if, as a result of that purchase, the Fund would be concentrated in securities of issuers having their principal business activities in the same industry or group of industries, except the Fund will concentrate in securities of issuers having their principal business activities in groups of industries in the (i) industrials sector and (ii) information technology sector. This concentration limit does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

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We trust that the foregoing is responsive to each of your comments. Should you have any questions, please do not hesitate to call me at (212) 698-3526.

Sincerely,

/s/ Allison Fumai

Allison Fumai